

Mail Stop 7010

May 20, 2009

Via U.S. mail and facsimile

Mr. Robert W. Henley
Vice President and Controller
NVR, Inc.
11700 Plaza America Drive; Suite 500
Reston, VA 20190

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the fiscal period ended March 31, 2009**
> **File No. 001-11311**

Dear Mr. Henley:

We have reviewed your response letter dated April 30, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reportable Segments, page 22

1. We note your response to comment 5 and the additional disclosures you made to the table on page 23. To give investors better context for evaluating the performance of each segment pertaining to both inventory and contract land deposits, please consider the following additional disclosures for each segment:

- Contract land deposits, net as of each balance sheet date;
- Number of communities evaluated for impairment as well as the number of communities for which contract land deposits were written off during the periods presented;
- Dollar amount of lower of cost or market charges taken during the periods presented for sold inventory separate from unsold inventory; and
- The dollar amount of sold inventory separate from unsold inventory as of each balance sheet date.

Liquidity and Capital Resources, page 28

2. We note your response to comment 4 and your belief that you have a substantial cushion between the minimum levels required by most of your debt covenants compared to the actual amount/ratio as of the quarter ended March 31, 2009. It does not appear, however, that the minimum adjusted tangible net worth ratio within your mortgage repurchase agreement had a substantial cushion. So that we may better understand the factors which could impact this calculation, please tell us how this covenant is calculated and your basis for concluding that you will continue to be in compliance "by a wide margin".

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief